UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2023 Nine Month Trading Update (Unaudited)
30th October 2023	Strong operational momentum and financial performance continues; full year profit guidance upgraded

Highlights
●	Underlying Group revenue growth1 of 5%, excluding OPM2 and the Strategic Review3 businesses, with particularly strong performances in Pearson VUE and Pearson Test of English.
●	Full year Group adjusted operating profit guidance upgraded by c.£20m to £570m - £575m at £:$ of 1.24. Current Vuma consensus is £552m at £:$ of 1.244.
●	Initiated £300m share buyback programme.
●	We are hosting an investor seminar focused on our Assessment & Qualifications business on Monday 6th November at the New York Stock Exchange.

Andy Bird, Pearson's Chief Executive, said:
"This third quarter performance illustrates the continuing momentum across our businesses, led by Pearson VUE and Pearson Test of English. Our Higher Education business reported as expected and remains on plan to return to growth next year. We've received positive initial feedback from our Generative AI tools and are evolving our AI capabilities to create further opportunities to maximise the potential of our trusted, proprietary content and data sets. I would like to thank every employee for supporting me over the last three years and creating a period of sustained growth and strategic progress. Pearson is well positioned for the next stage of its growth and development and poised to take advantage of long-term future opportunities."

Underlying revenue growth1 of 5%, excluding OPM2 and Strategic Review3 businesses; 2% in aggregate
●
Assessment & Qualifications revenue was up 8% largely driven by a strong performance in Pearson VUE with good growth in IT and healthcare, alongside the commencement of new contracts. There was also good growth across US Student Assessments, Clinical and UK & International Qualifications, due to new contract wins, good government funding and price increases respectively.

●
Virtual Learning revenue decreased 20%, primarily due to an 81% expected decrease in the OPM business given the previously announced ASU contract loss. Virtual Schools declined 4%, with Q3 impacted by enrolments for the 2023/24 academic year, which were lower due to the previously cited loss of a larger partner school. Excluding the impact of this school, enrolments were up 2%.

●
Higher Education revenue was down 5%, in line with expectations, driven by pricing mix impact and the previously highlighted deferral of revenue into Q4 this year due to a revenue recognition shift driven by Pearson+ and platform product growth. Pearson+ continued to perform well, with c.30% growth in paid subscriptions to 30th September versus prior year Fall semester. On a calendar year basis this represents c.80% growth in paid subscriptions to 30th September.

●	English Language Learning revenue increased 34% largely driven by excellent Pearson Test of English (PTE) volume growth, alongside strong performance in Institutional and Mondly.
●	Workforce Skills revenue grew 8%, with a solid performance in both Vocational Qualifications and Workforce Solutions.
●	Revenue in businesses under Strategic Review3 decreased 60% as expected.

Share buyback
●	Previously announced buyback to repurchase £300m of shares commenced, with £115m of shares repurchased as at 27th October 2023.

Strong financial position
●	Pearson's financial position remains robust, with a strong balance sheet.

2023 outlook - full year guidance upgraded
●	Group revenue growth, excluding OPM2 and Strategic Review3 businesses, will be at the higher end of the low to mid-single digit range we have guided to.
●	Full year Group adjusted operating profit guidance upgraded by c.£20m to £570m - £575m at £:$ of 1.244.
●	Remain on track to achieve £120m of cost efficiencies in 2023, with Group margin to improve to mid-teens for 2023.
●	Tax rate expected to be in the range of 23-24%, and interest charge expected to be c.£35m.

Financial summary Underlying growth for the third quarter and nine months ended 30th September 2023 compared to the equivalent period in 2022
Revenue	Q3	Nine months
Assessment & Qualifications	11%	8%
Virtual Learning	(29)%	(20)%
Higher Education	(8)%	(5)%
English Language Learning	21%	34%
Workforce Skills	3%	8%
Strategic Review3	(67)%	(60)%
Total	2%	2%
Total, excluding OPM2 and Strategic Review3	3%	5%

[1]Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes.
2We have completed the sale of the Pearson Online Learning Services (POLS) business and as such have removed from underlying measures throughout. Within this specific measure we exclude our entire OPM business (POLS and ASU) to aid comparison to guidance.
3Strategic Review is revenues in international courseware local publishing businesses being wound down, which will continue to be reported separately until dissipated.
42023 consensus on the Pearson website; adjusted operating profit of £568m at £:$ 1.20. Every 1c movement in £:$ rate equates to approximately £4m adjusted operating profit. Therefore Vuma consensus at £:$ 1.24 is £552m.

Assessment & Qualifications
In Assessment & Qualifications, revenue increased 8%.

Pearson VUE revenue was up 11% driven by particularly good performance in IT and healthcare, alongside the commencement of new contracts. The integration of PDRI continued to progress well, with further multi-year US federal government contract wins across a number of federal agencies, including the US Air Force, Drug Enforcement Administration, Bureau of Alcohol, Tobacco, Firearms and Explosives, and Department of Homeland Security.

In US Student Assessment, revenue increased 8% driven by commencement of new contracts following new business wins.

In Clinical Assessment, revenue increased 4% supported by good government funding and continued focus on health and wellbeing.

In UK and International Qualifications, revenue increased 8% driven by price increases and good international growth.

As previously stated, contract timing in Assessment & Qualifications has seen delivery in earlier quarters meaning Q4 growth will be lower than average. That said, we now expect full year revenue growth to be mid-single digit.

Virtual Learning
In Virtual Learning, revenue decreased 20%.

Virtual Schools revenue was down 4%, driven by enrolment declines for the 2022/23 academic year and lower district partnership renewals, offset by good retention rates. Enrolments for the 2023/24 academic year were lower due to the previously cited loss of a larger partner school. Excluding the impact of this school, enrolments were up 2%. Applications for our Connections Academy Career Pathways programme have been encouraging.

Revenues in our Online Program Management business were down 81% on an underlying basis due to the loss of revenue following the wind down of the ASU contract. Pearson Online Learning Services revenues are no longer included in underlying measures following the completion of the disposal.

The termination of the ASU contract will continue to impact growth in Q4. Full year revenue growth expectations for Virtual Schools remain unchanged.

Higher Education
In Higher Education, revenue declined 5%.

In the US, we saw declines in line with expectations, driven by pricing mix impact and the previously highlighted deferral of revenue into Q4 due to revenue recognition shift given the growth of Pearson+ and platform products. Excluding this phasing impact, revenue would have declined low single digit, in line with our expectations for the full year. Recently published National Student Clearinghouse data suggests Fall 2023 enrolments in Pearson's addressable market are up 1%, meaning the year to date enrolment impact is flat. There was encouraging growth in our platform products and Pearson+ continued to perform well, with c.30% growth in paid subscriptions to 30th September versus prior year Fall semester. On a calendar year basis this represents c.80% growth in paid subscriptions to 30th September. We have also seen strong growth in Inclusive Access with revenue associated with not-for-profit institutions up 26% year-on-year and now representing 30% of US Higher Education revenue. We see this channel as an opportunity for Pearson+ in the future.

Generative AI study tools designed to help students better learn and understand challenging subjects were launched in beta within select titles for Pearson+ and Mastering for Fall back-to-school. Whilst it is still early days, engagement with these study tools to date has been encouraging and we are gaining valuable insights from students which will help to shape future product developments.

We continue to expect low-single digit revenue decline for the full year.

English Language Learning
In English Language Learning, revenue was up 34%.

PTE momentum continued following a strong first half performance, with volume growth primarily driven by Australia and India, and with growth in most other markets. PTE is now being accepted for Canadian Student Direct Stream visa applications. We are ready to begin delivering PTE for economic immigration visa applications as soon as we receive confirmation of an operational start date from Immigration, Refugees and Citizenship Canada. We are excited by the size of the Canadian opportunity and will be investing in building our brand awareness in this competitive market.

Within Institutional, performance was strong, with particularly good growth in LATAM and Middle East markets.

Our Online Self-Study business, Mondly, continues to perform well, with some early successes in the B2B market, and we are trialling several beta products using AI for speaking practice.

Full year 2023 revenue growth expected to be at least 25%. We are investing a portion of the operating leverage to support future growth opportunities.

Workforce Skills
In Workforce Skills, revenue was up 8%.

There was solid performance in both the Vocational Qualifications and Workforce Solutions businesses.

We now expect full year revenue growth to be high-single digits.

Upcoming Investor Seminar
We are hosting an investor seminar focused on our Assessment & Qualifications business on Monday 6th November at the New York Stock Exchange. The presentation will take place from 09:00 - 10:30 EST. Please RSVP to amy.plavecky@pearson.com if you wish to join in-person. Alternatively, register here to receive log in details if you would prefer to join the presentation virtually: https://pearson-nyc.connectid.cloud/.

Directorate Change
Omar Abbosh will assume the role of Chief Executive Officer and Executive Director on 8th January 2024, succeeding Andy Bird.

Contacts
Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238-8785
Media Teneo Pearson	Charles Armitstead Laura Ewart	+44 (0) 7703 330 269 +44 (0) 7798 846 805
Virtual event	Pearson's 2023 nine month trading update is taking place today at 08:30 (GMT). Register to receive log in details: https://pearson.connectid.cloud/register

About Pearson
At Pearson, our purpose is simple: to add life to a lifetime of learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's leading learning company, serving customers in c.200 countries with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 30 October 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary